Exhibit 99.1

Omega Protein Sends Letter to Stockholders Highlighting Strong Performance Under Current Strategy

Board’s Director Nominees Qualified to Oversee Strategic Plan, Demonstrate Board’s Commitment to Sound Corporate Governance Practices

Announces Nomination of one of Wynnefield’s Board Candidates Despite Wynnefield’s Refusal to Agree to Customary Settlement Terms

HOUSTON, May 9, 2016 – Omega Protein Corporation (NYSE: OME) (the “Company” or “Omega”), today issued a letter from the Company’s Board of Directors (“Board”) to its stockholders highlighting the Company’s significant progress on its strategic plan to deliver maximum value to stockholders. The Board also announced that it has nominated David H. Clarke, one of the candidates proposed by Wynnefield Capital Management, LLC, for election at this year’s annual meeting, despite Wynnefield’s refusal to negotiate a settlement with customary terms. The letter reiterates the Board’s commitment to sound corporate governance policies and practices.

The letter from the Board to stockholders reads as follows:

***

Dear Fellow Stockholders:

At Omega’s upcoming annual meeting of stockholders, you will face an important decision about the future of our Company and the value of your investment. You will be asked to choose between your Board director candidates and nominees handpicked by Wynnefield Capital Management, LLC, an activist hedge fund. Wynnefield has refused to agree to a settlement on customary terms that would avoid a costly proxy contest. Instead, Wynnefield has been inconsistent in its demands and insists on an approach that we believe would unwind much of the Company’s recent progress.

STOCKHOLDERS HAVE BEEN REWARDED BY OMEGA’S CURRENT STRATEGY

Your Board has overseen a strategy to expand sales, increase profitability and position the Company to capitalize on favorable macroeconomic trends, drive long-term growth and strengthen our product portfolio. Your Board has also presided over significant growth in Omega’s market value and total revenue.

The Company has generated exceptional returns in the four years since Bret Scholtes was appointed Chief Executive Officer. From Mr. Scholtes’ appointment on December 30, 2011 to May 6, 2016, Omega’s stock price has increased 176% as compared to 50% for the Russell 2000 and 64% for the S&P 500. The following table further demonstrates the Company’s outstanding performance during Mr. Scholtes’ tenure as CEO (dollars in thousands except per share amounts):

	YE 12/31/11	Twelve Months Ended 3/31/2016	Increase
Revenue	$251,743	$372,531	48%
Gross Profit	$54,674	$108,927	99%
Gross Margin	21.7%	29.2%	35%
Adjusted EBITDA	$46,415	$89,653	93%
Adjusted diluted earnings per share	$0.93	$1.78	91%

We have diversified our business and believe we have positioned the Company for long-term growth. We now are confident that we have all the pieces in place and are poised to recognize the opportunities presented by Omega’s new platform. Now is not the time to exit the Human Nutrition business, as called for by Wynnefield, when consumer and market trends so greatly favor this business line.

Your vote FOR our director nominees will help ensure that you, as an Omega stockholder, have a Board of Directors focused on sustaining the Company’s positive momentum and creating lasting value for all stockholders.

BOARD ACTIONS DEMONSTRATE COMMITMENT TO STRONG GOVERNANCE, OPENNESS TO ALL IDEAS FOR VALUE CREATION

While we believe Omega’s performance demonstrates the success of the Company’s strategic plan, the Board recently conducted a comprehensive evaluation of strategic alternatives in consultation with its financial advisor to ensure that it was carefully considering all opportunities for value creation. The review concluded that the continued execution of the Company’s strategy to leverage its core nutritional capabilities to supply customers in the feed, food and supplement sectors, combined with a focus on growth and efficiency initiatives, represents the best path forward to maximize value for all stockholders. In addition, the Board authorized a share repurchase program that demonstrates the Board’s confidence in continuing to execute on its strategic plan. On the first trading day after we announced the results of the strategic review, Omega’s stock price rose in heavy trading volume.

Other recent actions similarly reveal your Board’s commitment to sound corporate governance policies and practices and openness to all ideas for value creation:

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One of the Board’s nominees for election at this year’s annual meeting is Mr. David H. Clarke, who was one of the director candidates proposed by Wynnefield Capital. The Board values independent ideas and believes Mr. Clarke’s qualifications make him a good candidate. The Corporate Governance and Nominating Committee of the Board spent many hours interviewing and carefully considering each of Wynnefield’s director candidates and believes that Mr. Clarke’s experience and skills would be both complementary and additive to the Board.

●

The Board will be submitting to its stockholders a management proposal to implement a majority voting standard in uncontested director elections. Your Board believes that requiring directors to be elected by a majority of votes cast both ensures that only director nominees with broad acceptability among our stockholders will be elected and enhances the accountability of each elected director to our stockholders.

WYNNEFIELD HAS REFUSED OUR SETTLEMENT OFFER AND IS ON WHAT WE BELIEVE IS A DESTRUCTIVE PATH

Your Board remains committed to engaging in constructive dialogue with all of the Company’s stockholders, including Wynnefield. Unfortunately, Wynnefield has chosen to proceed with its proxy contest even though its actions could stymie the Company’s long-term business plan and despite the conclusion of the Board’s extensive strategic review that the actions called for by Wynnefield would not represent the best path to value creation for stockholders.

Consistent with our commitment to stockholder engagement, your Board has attempted to negotiate with Wynnefield to reach an agreement. In late February, Wynnefield indicated that it would withdraw the proxy contest if the Company appointed two of Wynnefield’s nominees. In March, your Board made an offer to settle with Wynnefield in which, among other things, the Board would agree to immediately appoint Mr. Clarke to the Board of Directors in exchange for Wynnefield agreeing to withdraw its proxy contest and other customary settlement terms, including a standstill. Unfortunately, in April, Wynnefield rejected our settlement offer and instead demanded the appointment of all three of its nominees – even though Wynnefield’s initial settlement proposal demanded only two board seats. Wynnefield has refused to agree to any form of standstill.

Although Wynnefield has been unwilling to agree to a settlement on customary terms, the Board has decided to nominate Wynnefield’s nominee, Mr. Clarke, for election to the Board. After carefully evaluating and interviewing all of Wynnefield’s nominees, the Board concluded that none of the other Wynnefield candidates offers the experience or capabilities to help lead the Company through the next phase of growth. Moreover, the Board believes that giving Wynnefield more than one board seat would result in board representation that is highly disproportionate to Wynnefield’s holdings.

Wynnefield has stated to the Company that it seeks to eventually acquire control of the Company and the Board so that it can jettison the Company’s strategic plan by selling the Company or at least its Human Nutrition business – without offering a long-term strategic plan of its own. Paradoxically, Wynnefield has called for Omega to exit the Human Nutrition business at a time when we believe the Company is positioned to realize significant long-term value from it. We have repeatedly asked Wynnefield to produce a tangible long-term strategic plan for our consideration, but Wynnefield to this date has failed to do that.

YOUR VOTE IS A VOTE TO ENSURE OUR STRATEGIC PROGRESS. YOUR VOTE IS IMPORTANT — NO MATTER HOW MANY SHARES YOU OWN — MAKE YOUR VOICE HEARD

Omega is seeking your vote FOR what it believes are the THREE highly qualified and experienced director nominees: Bret D. Scholtes, Gary J. Ermers and David H. Clarke. We are confident that these nominees, including Mr. Clarke who was recommended by Wynnefield, have the right mix of experience to help lead Omega into the future. Your vote is critical to ensure Omega can continue its strategic transformation, with the goals of creating near-term value and driving even higher returns over the long-term for all stockholders.

We invite you to share in this exciting opportunity to further our mission of providing healthy products for a healthy world — and to watch our progress during the year ahead. We appreciate your support.

Sincerely,

Board of Directors

Omega Protein Corporation

Adjusted EBITDA to Net Income Reconciliation

The following table (in thousands) provides a reconciliation of Adjusted EBITDA, a non-GAAP (Generally Accepted Accounting Principles) financial measure, to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, for the twelve months ended March 31, 2016 and the year ended December 31, 2011:

	A Three Months Ended March 31, 2016	B Year Ended December 31, 2015	C Three Months Ended March 31, 2015	A+B-C Twelve Months Ended March 31, 2016	Year Ended December 31, 2011
Net Income	$8,380	$23,975	$1,669	$30,686	$34,157
Reconciling items:
Interest expense	86	1,225	332	979	1,936
Income tax provision	4,608	14,620	978	18,250	17,728
Depreciation and amortization	6,216	24,529	5,878	24,867	16,430
GCCF and 2005 hurricane litigation settlement	—	—	—	—	(26,964)
Impairment of goodwill and intangible assets	—	4,495	—	4,495	—
Loss related to plant closure	642	6,650	638	6,654	—
Acquisition post-closing consideration	546	2,265	574	2,237	—
Acquisition costs and inventory adjustment	—	—	—	—	487
Charge related to U.S. Attorney investigation	—	—	—	—	545
(Gain) loss on disposal of assets	(35)	1,827	307	1,485	2,096
Adjusted EBITDA	$20,443	$79,586	$10,376	$89,653	$46,415

Adjusted EBITDA represents net income before interest expense, income tax, depreciation and amortization, Gulf Coast Claims Facility (“GCCF”) and 2005 hurricane litigation settlement, impairment of goodwill and intangible assets, loss related to plant closure, acquisition post-closing consideration, acquisition costs and inventory adjustment, charge related to U.S. Attorney investigation and (gain) loss on disposal of assets. The Company has reported Adjusted EBITDA because it believes Adjusted EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance. The Company believes Adjusted EBITDA assists such investors in comparing a company’s performance on a consistent basis. Adjusted EBITDA is not a calculation based on GAAP and should not be considered an alternative to net income in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital changes, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of Adjusted EBITDA. While Adjusted EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance relative to other companies, investors should be cautioned that Adjusted EBITDA as reported by us may not be comparable in all instances to Adjusted EBITDA as reported by us or by other companies. Adjusted EBITDA amounts may not be fully available for management’s discretionary use, due to certain requirements to conserve funds for capital expenditures, debt service and other commitments, and therefore management relies primarily on our GAAP results. Adjusted EBITDA is not intended to represent net income as defined by GAAP and such information should not be considered as an alternative to net income, cash flow from operations or any other measure of performance prescribed by GAAP in the United States.

Adjusted Net Income and Diluted Earnings Per Share to Net Income Reconciliation

The following table (in thousands, except per share amounts) provides a reconciliation of
Adjusted Net Income and Diluted Earnings Per Share, non-GAAP financial measures, to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, for the twelve months ended March 31, 2016 and the year ended December 31, 2011:

	A Three Months Ended March 31, 2016	B Year Ended December 31, 2015	C Three Months Ended March 31, 2015	A+B-C Twelve Months Ended March 31, 2016	Years Ended December 31, 2011
Net Income	$8,380	$23,975	$1,669	$30,686	$34,157
Reconciling items:
Income tax provision prior to adjustments	4,608	14,620	978	18,250	17,728
GCCF and 2005 hurricane litigation settlement	—	—	—	—	(26,964)
Impairment of goodwill and intangible assets	—	4,495	—	4,495	—
Loss related to plant closure	642	6,650	638	6,654	—
Acquisition post-closing consideration	546	2,265	574	2,237	—
Acquisition costs and inventory adjustment	—	—	—	—	487
Charge related to U.S. Attorney investigation	—	—	—	—	545
(Gain) loss on disposal of assets	(35)	1,827	307	1,485	2,096
Adjusted income before income taxes	14,141	53,832	4,166	63,807	28,049
Provision for income taxes after adjustments	5,020	20,398	1,539	23,879	9,584
Adjusted net income	$9,121	$33,434	$2,627	$39,928	$18,465
Adjusted diluted earnings per share	$0.40	$1.50	$0.12	$1.78	$0.93

Adjusted net income and Adjusted diluted earnings per share represent net income and diluted earnings per share without GCCF and 2005 hurricane litigation settlement, impairment of goodwill and intangible assets, loss related to plant closure, acquisition post-closing consideration, acquisition costs and inventory adjustment, charge related to U.S. Attorney investigation and (gain) loss on disposal of assets and taxes associated with these items. The Company has reported Adjusted net income and Adjusted diluted earnings per share because it believes these measures are widely used by investors as an indicator of a company’s operating performance. The Company believes Adjusted net income and Adjusted diluted earnings per share assist investors in comparing a company’s performance on a consistent basis. Adjusted net income and Adjusted diluted earnings per share are not calculations based on GAAP and should not be considered alternatives to net income or diluted earnings per share in measuring our performance. Investors should carefully consider the specific items included in our computation of Adjusted net income and Adjusted diluted earnings per share. While Adjusted net income and Adjusted diluted earnings per share have been disclosed herein to permit a more complete comparative analysis of our operating performance across time periods and relative to other companies, investors should be cautioned that these measures as reported by us may not be comparable in all instances to Adjusted net income and Adjusted diluted earnings per share as reported by us or by other companies. Adjusted net income and Adjusted diluted earnings per share are not intended to represent net income or diluted earnings per share as defined by GAAP and such information should not be considered as an alternative to net income, diluted earnings per share or any other measure of performance prescribed by GAAP in the United States.

Safe Harbor Statement

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This letter includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Statements contained in this letter that are not historical facts are forward-looking statements that involve a number of risks and uncertainties. Forward-looking information may be based on projections, predictions and estimates. Some statements in this letter may be forward looking and use words like “may,” “may not,” “believes,” “does not believe,” “expects,” “does not expect,” “anticipates,” “does not anticipate,” “sees,” “does not see,” “should,” “plan,” “possible,” “potential” or other similar expressions. The forward-looking statements in this letter include statements concerning confidence in the Company’s strategic plan. In making these statements, we rely on assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we consider appropriate under the circumstances. We believe these judgments are reasonable, but these statements are not guarantees of any events or financial results, and the actual results may differ materially from those stated in the forward-looking statements due to a variety of important factors, both positive and negative. Important factors that could cause actual results to be materially different from those stated in forward-looking statements include, among others: (1) the Company’s ability to meet its raw material requirements through its annual menhaden harvest, which is subject to fluctuations due to natural conditions over which the Company has no control, such as varying fish population, fish oil yields, adverse weather conditions, natural and other disasters and disease; (2) the impact of laws and regulations that may be enacted that may restrict the Company’s operations or the sale of the Company’s products or increase the cost of compliance; (3) the impact of worldwide supply and demand relationships on prices for the Company’s products; (4) the Company’s expectations regarding demand and pricing for its products proving to be incorrect, and the effect of forward sales of products on the Company’s financial results; (5) fluctuations in the Company’s quarterly operating results due to the seasonality of the Company’s business, estimates of standard cost for inventory and subsequent adjustments to such costs, and the Company’s deferral of inventory sales based on worldwide prices for competing products; (6) the Company’s ability to realize the anticipated benefits from its acquisitions in the Human Nutrition business, and specifically, to integrate successfully its acquisitions in the Human Nutrition segment; (7) the Company’s expectations regarding Bioriginal, its future prospects and the dietary supplement market or the human health and wellness segment generally, proving to be incorrect; (8) increase in the price and shortage of key raw materials that could adversely affect Bioriginal’s businesses; (9) the cost of compliance or potential restrictions on sales caused by laws and regulations regarding fish meal or oil importation into foreign jurisdictions; (10) business disruptions, costs and future events related to any proxy contests initiated by any activist stockholders; and (11) the impact of the Company’s decision to exit the concentrated oils manufacturing business and dispose of its oil concentration facility on the Company’s business, financial condition or results of operation, including the amount of any losses that may be incurred in connection therewith. Other factors are described in further detail in the Company’s filings with the SEC, including its reports on Form 10-K, Form 10-Q and Form 8-K. Except as required by law, the Company expressly disclaims any intentions or obligation to revise or update any forward-looking information whether as a result of new information, future events or otherwise.

About Omega Protein Corporation

Omega Protein Corporation (NYSE: OME) is a century old nutritional product company that develops, produces and delivers healthy products throughout the world to improve the nutritional integrity of foods, dietary supplements and animal feeds. Omega Protein’s mission is to help people lead healthier lives with better nutrition through sustainably sourced ingredients such as highly-refined specialty oils and essential fatty acids, specialty protein products and nutraceuticals.

The Company operates eight manufacturing facilities located in the United States, Canada and Europe. The Company also operates more than 30 vessels to harvest menhaden, a fish abundantly found in the Atlantic Ocean and Gulf of Mexico.

Additional Information and Where to Find It

Omega Protein Corporation (the “Company”), its directors, its director nominees and certain of its executive officers are participants in the solicitation of proxies from Company stockholders in connection with the matters to be considered at the Company’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”). In connection with such solicitation of proxies from Company stockholders, the Company has filed a preliminary proxy statement and other documents relating to the 2016 Annual Meeting with the U.S. Securities and Exchange Commission (the “SEC”) and will mail the definitive proxy statement and a WHITE proxy card to each stockholder of record entitled to vote at the 2016 Annual Meeting. COMPANY STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY CONTAIN IMPORTANT INFORMATION.

Information regarding the ownership of the Company’s directors and executive officers in Company stock, restricted stock and options is included in our SEC filings on Forms 3, 4, and 5, which can be found through the Company’s website (www.omegaprotein.com) in the section “Investors” or through the SEC’s website at www.sec.gov. Information can also be found in the Company’s other SEC filings, including the Company’s definitive proxy statement for the Company’s 2015 Annual Meeting of Stockholders and its Annual Report on Form 10-K for the year ended December 31, 2015. More detailed and updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with the 2016 Annual Meeting. Stockholders will be able to obtain the definitive proxy statement, any amendments or supplements to the definitive proxy statement and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website, by writing to Omega Protein Corporation, to the attention of the Corporate Secretary, 2105 City West Boulevard, Suite 500, Houston, Texas 77042, or by calling the Company’s proxy solicitor, D.F. King & Co., Inc., toll-free at (866) 521-4192.

Contact:

Media:

The Abernathy MacGregor Group

Sydney Isaacs, 713-343-0427

Amy Feng, 415-926-7961

Investors:

D.F. King & Co., Inc.,

(866) 521-4192